July 25, 2022

VIA EDGAR

Melissa Gilmore
Claire Erlanger
Office of Manufacturing
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:     Wolverine World Wide, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2022
Response dated June 27, 2022
File No. 001-06024

Dear Ms. Gilmore and Ms. Erlanger:

This is a response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated July 12, 2022, regarding the Form 10-K for the fiscal year ended January 1, 2022 filed by Wolverine World Wide, Inc. (the “Company”), on February 24, 2022 (the “Form 10-K”). Each of the Staff's comments are set forth below, followed by the Company's corresponding response.

18. Business Segments, page 66
1.We note your response to our prior comment 3 and have the following additional comments:
•We note that the Monthly Internal Financial Statements which are provided to the CODM weekly, include brand information. Please specifically describe the type of brand information included in this report. We note from your response that the CODM generally did not use this brand information to allocate resources or evaluate performance. Please tell us if there are any times that he does use brand information to allocate resources or evaluate performance.
•We note from your response that Mr. Hoffman uses the brand information in the Monthly Internal Financial statements to assess and explain the performance of the operating segments and to make resource allocation decisions within the operating segments. Please explain to us the nature of the brand information used by Mr. Hoffman, how often he receives it and tell us how his use of this information differs from the use by the CODM. Also, please tell us if Mr. Hoffman holds regular meetings with the Brand Presidents/GMs and if so describe the frequency of these meetings and the nature of any financial information discussed during the meetings.
•We note that Mr. Hoffman also oversaw the Company’s International Group and eCommerce group. Please explain to us the nature of his role in “overseeing” these groups, include the nature of any financial information provided by these groups that he reviews. Please also explain to us the nature of Mr. Hoffman’s role in the budgeting process.
WOLVERINE WORLD WIDE, Inc.
wolverineworldwide.com
9341 Courtland Drive NE Rockford MI 49351 T 616 866 5500

U.S. Securities and Exchange Commission
July 25, 2022

Response:

The Monthly Internal Financial Statements provided to the CODM were organized by operating segment and include brand financial information within each operating segment. The brand information included in the Monthly Internal Financial Statements was: Net Revenue; Gross Profit; Selling, General and Administrative Expense; and Pre-Tax Earnings. Each of the financial metrics were presented on a separate tab and arranged by the Michigan Group, Boston Group, individual operating segments included in Other, and Corporate. The brand financial information included a brand total and broken down by wholesale and direct-to-consumer sales channels. The wholesale channel financial information was presented for each brand for each of the following geographic regions: USA, Canada, EMEA, Latin America, and Asia Pacific and total apparel and accessories. The direct-to-consumer financial information was presented for each brand for owned eCommerce sites and owned retail stores. The information did not include a consolidated total for any of the sales channel information. Actual financial information was presented for the current period, current quarter-to-date and year-to-date and is compared to prior year actual, latest forecast and plan for each presented period.

The CODM made key operating decisions and allocated resources to each operating segment primarily through the annual budgeting process. The CODM’s key operating decisions and resource allocation at the operating segment level were based on a variety of factors, including the financial profile of each operating segment, prospects for future revenue growth, overall profitability, the ability to drive shareholder returns and the current market and performance factors for each operating segment. An example of a key operating decision made by the CODM includes the allocation of supply chain and distribution resources across the operating segments, including a distribution center in Kentucky that services the Boston operating segment and distribution centers in Michigan and California principally serving the Michigan operating segment. Supply chain leadership positions are dedicated specific to the Boston operating segment and separately the Michigan operating segment.

The overall decision-making process used by the Company’s CODM is such that the key operating decisions are made at the operating segment level with other financial information provided to the CODM to assist his review of the strategy at the operating segment level and to identify the drivers of the operating segment performance. The CODM did not use the brand information to allocate resources to the operating segments or to evaluate the performance of the operating segments and the Company. Additionally, the CODM did not use the brand information to allocate resources or evaluate performance at the brand level.

Mr. Hoffman received the same financial information as the CODM through the receipt of the Monthly Internal Financial Statements. Mr. Hoffman used the brand information included in the Monthly Internal Financial Statements to assess the performance of each brand. He was performing a different function than the CODM who assessed the financial performance of the consolidated Company and/or operating segments. The Company’s internal reporting practices are a result of its desire to have a single reporting package usable by both the CODM and operating segment manager, brand management and other financial statement recipients. In addition, Mr. Hoffman also received marketplace, marketing, and product updates for each of the brands on a quarterly basis. This information included current consumer sentiment for a brand, current and future marketplace offerings, current competitor offerings, brand market share, product marketing update and collaborations. Mr. Hoffman held bi-weekly meetings with the presidents of the larger brands (approximately 5 brand presidents) and the remaining smaller brands typically had monthly or less frequent meetings with Mr. Hoffman. The purpose of the meetings was to discuss the specific brands’ products in the current market and future products, marketing programs and inventory demand planning. The Monthly Internal Financial Statements were the source of any financial information discussed in these meetings.

U.S. Securities and Exchange Commission
July 25, 2022

The International and eCommerce groups within the Company are centers of excellence and matrix functions supporting the brands. The International group is a center of excellence specializing in evaluating international markets, partnering with customers to develop product delivery in each international market and delivery of the brand strategies. The eCommerce group is a center of excellence specializing in developing and managing the Company’s direct-to-consumer websites, managing sales execution on the websites, and implementing the brands’ marketing strategies across these websites. Each brand is responsible for developing products, compelling marketing stories and content supporting the strategy for the brand. The International group and eCommerce group support executing the strategy and delivering the brands' products in the respective sales channels. Mr. Hoffman’s role was to oversee each group to ensure that execution of the brand strategy was occurring as planned. The Monthly Internal Financial Statements were the primary source of any financial information discussed in meetings that Mr. Hoffman had with the leaders of these groups. However, as noted above, no totals for the International and eCommerce groups are presented within the financial information. At times, ad hoc reporting was provided to support specific topics or areas of focus.

Mr. Hoffman’s role in the budgeting process was to take the consolidated budget target set by the CODM and feedback provided by the CODM related to budget expectations for each operating segment and develop a budget for each operating segment that approximates the budget set by the CODM. As part of this process, he worked with the brand presidents, as well as the presidents of the International and eCommerce groups. Mr. Hoffman, along with his finance support staff, identified changes and improvements across the portfolio to ensure the portfolio met (or came close to) the consolidated budget set by the CODM.

If you should have any questions or further comments with respect to the Form 10-K, please direct them to me by phone at (616) 866-5728 or by email at mike.stornant@wwwinc.com.

Sincerely,

/s/ Michael D. Stornant
Michael D. Stornant
Executive Vice President, Chief Financial Officer and Treasurer